UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                        EVCI CAREER COLLEGES INCORPORATED
                                  Common Stock
                               CUSIP #26926P 10 0

                       Information as of December 31, 2002


CUSIP #26926P 10 0

Item 1:       Reporting Person - Dr. Arol I. Buntzman
Item 2:       2(a) [X]
Item 4:       U.S.A.
Item 5:       1,431,334
Item 6:       0
Item 7:       1,015,361
Item 8:       0
Item 9:       1,431,334
Item 11:      24.6%
Item 12:      IN

CUSIP #26926P 10 0

Item 1:       Reporting Person - Dr. John J. McGrath
Item 2:       2(a) [X]
Item 4:       U.S.A.
Item 5:       0
Item 6:       0
Item 7:       314,346
Item 8:       0
Item 9:       314,346
Item 11:      5.8%
Item 12:      IN


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CUSIP #26926P 10 0

Item 1:       Reporting Persons - Richard Goldenberg and Bonnie Goldenberg
Item 2:       2(a) [X]
Item 4:       U.S.A.
Item 5:       0
Item 6:       0
Item 7:       101,627
Item 8:       0
Item 9:       101,627
Item 11:      1.9%
Item 12:      IN

_________________________________

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Item 1(a).        Name of Issuer.

                  EVCI Career Colleges Incorporated ("EVCI")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  35 East Grassy Sprain Road, Suite 200
                  Yonkers, NY  10710

Item 2(a).        Names of Persons Filing.

          (i).    Dr. Arol I. Buntzman, who is Chairman of the Board of EVCI.

          (ii). Dr. John J. McGrath, who is President, Chief Executive Officer and a member of the Board of Directors of EVCI.

          (iii). Richard Goldenberg and Mrs. Bonnie Goldenberg. Richard Goldenberg is Chief Financial Officer, Secretary and a member of the Board of Directors of EVCI.

Item 2(b).        Address of Principal Business Office or, if None, Residence.
                  For each filing person:

                  35 East Grassy Sprain Road, Suite 200
                  Yonkers, NY  10710

Item 2(c).        Citizenship.

                  Drs. Buntzman and McGrath and Mr. and Mrs. Goldenberg are citizens of the United States.

Item 2(d)         Title of Class of Securities.

                  Common Stock, par value $0.0001 per share.

Item 2(e).        Cusip Number.

                  26926P 10 0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13-2(b) or (c), Check Whether the Person Filing is a:
                  [Not Applicable.]

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.   Dr. Arol I. Buntzman

a.   Amount Beneficially Owned: 1,431,334 shares

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b.   Percent of class: 24.6%

c.   Number of shares as to which such person has:

     i.     Sole power to vote or to direct the vote ..................1,431,334

     ii.    Shared power to vote or to direct the vote.........................0

     iii.   Sole power to dispose or to direct the disposition of......1,015,361

     iv.    Shared power to dispose or to direct the disposition of............0

II.  Dr. John J. McGrath

a.   Amount Beneficially Owned: 314,346 shares

b.   Percent of class: 5.8%

c.   Number of shares as to which such person has:

     i.     Sole power to vote or to direct the vote...........................0

     ii.    Shared power to vote or to direct the vote.........................0

     iii.   Sole power to dispose or to direct the disposition of........314,346

     iv.    Shared power to dispose or to direct the disposition of............0

III. Richard Goldenberg and Bonnie Goldenberg

a.   Amount Beneficially Owned: 101,627 shares

b.   Percent of class: 1.9%

c.   Number of shares as to which such person has:

     i.     Sole power to vote or to direct the vote...........................0

     ii.    Shared power to vote or to direct the vote.........................0

     iii.   Sole power to dispose or to direct the disposition of........101,627

     iv.    Shared power to dispose or to direct the disposition of............0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

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Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security being reported on by the Parent Holding Company or Control Persons.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Dr. Buntzman has the right to direct the vote of the shares of common stock owned by Dr. McGrath and by Mr. and Mrs. Richard Goldenberg until December 31, 2003 pursuant to agreements with them.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.


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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement regarding me is true, complete and correct.



February 12, 2003



/s/ Dr. Arol I. Buntzman
--------------------------------------------
Name:  Dr. Arol I. Buntzman




/s/ Dr. John J. McGrath
--------------------------------------------
Name:  Dr. John J. McGrath




/s/ Richard Goldenberg
--------------------------------------------
Name:  Richard Goldenberg




/s/ Bonnie Goldenberg
--------------------------------------------
Name: Bonnie Goldenberg


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                    EXHIBIT A to SCHEDULE 13G Amendment No. 2

                             JOINT FILING STATEMENT


          The undersigned persons, on February 12, 2003, agree and consent to the joint filing on their behalf of this Schedule 13G, and amendments thereof, in connection with their beneficial ownership of the common stock of EVCI Career Colleges Incorporated.


/s/ Dr. Arol I. Buntzman
--------------------------------------------
Name:  Dr. Arol I. Buntzman




/s/ Dr. John J. McGrath
--------------------------------------------
Name:  Dr. John J. McGrath




/s/ Richard Goldenberg
--------------------------------------------
Name:  Richard Goldenberg




/s/ Bonnie Goldenberg
--------------------------------------------
Name: Bonnie Goldenberg